FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of May 2003

Globe Telecom, Inc.

(Exact name of Registrant as specified in its Charter)

5/F Globe Telecom Plaza

Pioneer Corner Madison Streets

1552 Mandaluyong City

Philippines

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This report consists of (i) unaudited condensed financial statements, (ii) a Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Quarter ended March 31, 2002 and 2003, and (iii) other information, and is being made pursuant to Section 4.02 of the Indenture, dated as of April 4, 2002, by and between Globe Telecom, Inc., and The Bank of New York, as trustee.

GLOBE TELECOM, INC.

PART I—FINANCIAL INFORMATION

PART 1—FINANCIAL INFORMATION

GLOBE TELECOM, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31				December 31
	2003 Unaudited		2002 Unaudited (As restated)		2002 Audited (As restated)
	(In Thousand Pesos)
ASSETS
Current Assets
Cash and cash equivalents	(Peso)	16,565,691	(Peso)	7,996,581	(Peso)	18,963,154
Short-term investments in notes		4,616,079		–		3,994,050
Receivables—net		15,050,917		13,385,388		12,433,183
Inventories and supplies—net		1,615,487		974,156		382,616
Deferred income tax—net (Note 2)		1,377,506		822,676		972,280
Prepayments and other current assets		3,148,575		5,452,265		4,096,150

Total Current Assets		42,374,255		28,631,066		40,841,433

Property and Equipment—net		97,174,312		91,680,440		96,269,815

Other Assets
Deferred charges and others—net (Note 2)		1,612,048		634,396		1,601,801
Miscellaneous deposits and investments—net (Note 3)		1,584,153		1,257,580		2,090,483

		3,196,201		1,891,976		3,692,284

Total Noncurrent Assets		100,370,513		93,572,416		99,962,099

	(Peso)	142,744,768	(Peso)	122,203,482	(Peso)	140,803,532

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued expenses (Notes 4 and 7)	(Peso)	25,506,358	(Peso)	25,372,989	(Peso)	24,682,700
Notes payable		6,154		2,342,567		6,639
Current portion of:
Long-term debt (Note 5)		7,337,084		6,787,165		7,430,233
Other long-term liabilities (Note 6)		191,316		–		190,074

Total Current Liabilities		33,040,912		34,502,721		32,309,646

Deferred Income Tax—net		4,433,115		3,361,213		4,080,329
Long-term Debt—net of current portion (Note 5)		49,814,452		36,378,405		51,144,018
Other Long-term Liabilities—net of current portion (Note 6)		2,601,948		2,553,199		2,413,609

Total Noncurrent Liabilities		56,849,515		42,292,817		57,637,956

Total Liabilities		89,890,427		76,795,538		89,947,602

Stockholders’ Equity
Paid-up capital		39,389,418		39,364,285		39,377,802
Retained earnings		13,464,923		6,043,659		11,478,128

Total Stockholders’ Equity		52,854,341		45,407,944		50,855,930

	(Peso)	142,744,768	(Peso)	122,203,482	(Peso)	140,803,532

See accompanying Notes to Condensed Consolidated Financial Statements.

GLOBE TELECOM, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(UNAUDITED)

	Three Months Ended March 31
	2003		2002 (As restated)
	(In Thousand Pesos, except per share figures)
NET OPERATING REVENUES	(Peso)	11,733,697	(Peso)	10,764,990

COSTS AND EXPENSES
Operating		4,700,689		5,207,994
Depreciation and amortization		2,767,915		2,113,150
Provision for losses on property and equipment and other probable losses (Note 4)		76,061		144,435
Provision for inventory losses, obsolescence and market decline		26,803		2,853
Provision for (recovery of) doubtful accounts		(26,766)		120,497

		7,544,702		7,588,929

INCOME FROM OPERATIONS		4,188,995		3,176,061

OTHER INCOME (EXPENSES)—Net
Interest expense		(1,007,491)		(689,796)
Interest income		200,466		109,421
Provision for impairment of investments (Notes 3 and 11)		(727,959)		–
Equity in net earnings (loss) of investee company		(3,713)		48
Others—net		(245,987)		(289,668)

		(1,784,684)		(869,995)

INCOME BEFORE INCOME TAX		2,404,311		2,306,066

PROVISION FOR (BENEFIT FROM) INCOME TAX
Current		453,213		449,599
Deferred		(52,440)		417,197

		400,773		866,796

NET INCOME	(Peso)	2,003,538	(Peso)	1,439,270

Earnings Per Share (Notes 2 and 10)
Basic	(Peso)	13.08	(Peso)	9.35
Diluted	(Peso)	11.03	(Peso)	8.99

See accompanying Notes to Condensed Consolidated Financial Statements.

GLOBE TELECOM, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(UNAUDITED)

	Three Months Ended March 31
	2003		2002 (As restated)
	(In Thousand Pesos)
Preferred Stock—Series “A”	(Peso)	792,575	(Peso)	792,575

Common Stock
Balance at beginning of period		7,595,272		6,054,872
Subscribed		–		21,347

Balance at end of period		7,595,272		6,076,219

Additional Paid-in Capital—Common
Balance at beginning of period		31,109,975		32,609,708
Issued		–		48,890
Expenses on stock offering		–		(9,870)

Balance at end of period		31,109,975		32,648,728

Subscriptions Receivable—Common
Balance at beginning of period		(120,020)		(169,166)
Collections—net of refunds		11,616		15,929

Balance at end of period		(108,404)		(153,237)

Paid-up Capital		39,389,418		39,364,285

Retained Earnings
Balance at beginning of period, as previously reported		11,720,337		4,939,704
Adjustment—Adoption of SFAS 38/IAS 38 (Note 2)		(242,210)		(315,813)

Balance at beginning of period, as restated		11,478,127		4,623,891
Dividends on preferred stock—Series “A”		(16,742)		(19,502)
Net income		2,003,538		1,439,270

Balance at end of period		13,464,923		6,043,659

	(Peso)	52,854,341	(Peso)	45,407,944

See accompanying Notes to Condensed Consolidated Financial Statements.

GLOBE TELECOM, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Three Months Ended March 31
	2003		2002 (As restated)
	(In Thousand Pesos)
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	(Peso)	2,404,311	(Peso)	2,306,066
Adjustments for:
Depreciation and amortization of property and equipment		2,754,459		2,105,300
Amortization of deferred charges and others		13,456		7,850
Provisions for (recovery of):
Doubtful accounts		(26,766)		120,497
Inventory losses, obsolescence and market decline		26,803		2,853
Losses on property and equipment and other probable losses		76,061		144,435
Impairment of investments		727,959		–
Interest expense		1,007,491		689,796
Interest income		(200,466)		(109,421)
Loss (gain) on disposal of property and equipment		48,638		(3,631)
Equity in net loss (earnings) of investee company—net of tax		3,713		(48)
Dividend income from investee company—net of tax		(196)		(80)

Operating income before working capital changes		6,835,463		5,263,617
Changes in operating assets and liabilities:
Decrease (increase) in:
Receivables		(2,583,567)		(1,414,468)
Inventories and supplies		(1,261,837)		(121,269)
Prepayments and other current assets		864,882		(388,945)
Increase in:
Accounts payable and accrued expenses		2,030,621		3,536,667
Other long-term liabilities		220,860		–

Cash generated from operations		6,106,422		6,875,602
Interest paid		(1,407,611)		(1,363,120)
Income tax paid		(251,536)		(394,048)

Net cash flows provided by operating activities		4,447,275		5,118,434

CASH FLOWS FROM INVESTING ACTIVITIES
Net additions to property and equipment		(4,506,076)		(4,440,738)
Investment in short-term notes		(595,779)		–
Proceeds from sale of property and equipment		25,924		8,578
Interest received		180,671		99,789
Dividends received		196		80
Increase in miscellaneous deposits and investments		(225,315)		(163,637)

Net cash flows used in investing activities		(5,120,379)		(4,495,928)

(Forward)

	Three Months Ended March 31
	2003		2002 (As restated)
	(In Thousand Pesos)
CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of:
Short-term borrowings	(Peso)	(485)	(Peso)	(162,039)
Long-term borrowings		(3,691,088)		(2,078,491)
Proceeds from:
Short-term borrowings		–		410,402
Long-term borrowings		2,063,670		1,375,612
Payments of dividends to preferred shareholders		(108,072)		–
Subscription of capital stock, net of stock-related expenses		11,616		76,295

Net cash flows used in financing activities		(1,724,359)		(378,221)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(2,397,463)		244,285
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		18,963,154		7,752,296

CASH AND CASH EQUIVALENTS AT END OF PERIOD	(Peso)	16,565,691	(Peso)	7,996,581

See accompanying Notes to Condensed Consolidated Financial Statements.

GLOBE TELECOM, INC. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.    Basis of Financial Statement Presentation and Summary of Significant Accounting Principles

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information for public registrants. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of the management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 2003 are not necessarily indicative of the results that may be expected for the year ended December 31, 2003.

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The estimates and assumptions used in the accompanying condensed consolidated financial statements are based upon management’s evaluation of relevant facts and circumstances as of the date of the financial statements. Actual results could differ from such estimates.

The statements include the accounts of Globe Telecom, Inc. (herein referred to as “Globe Telecom” or “Globe”) and its wholly-owned subsidiary, Isla Communications Company, Inc. (herein referred to as “Islacom”), collectively referred to as “Globe Group”. All significant intercompany balances and transactions including intercompany profits and unrealized profits and losses were eliminated during consolidation in accordance with the accounting policy on consolidation.

Reference is made to Globe Group’s annual report on Form 20-F for the year ended December 31, 2002, filed with the United States Securities and Exchange Commission for the complete set of financial notes, including Globe Group’s significant accounting policies.

Adoption of New Accounting Standards

Globe Group adopted the following Statements of Financial Accounting Standards (the “SFAS”), which became effective for audited financial statements covering the period beginning January 1, 2003 and for interim financial statements starting 2003. These standards are an adoption of their corresponding International Accounting Standards (“IAS”).

•	SFAS 10/IAS 10, Events After the Balance Sheet Date. This standard prescribes the accounting policies and disclosures related to adjusting and non-adjusting subsequent events;

•	SFAS 37/IAS 37, Provisions, Contingent Liabilities and Contingent Assets. This standard provides the criteria for the recognition and bases for measurement of provisions, contingent liabilities and contingent assets. It also specifies the disclosures that should be included with respect to these items; and

•	SFAS 38/IAS 38, Intangible Assets. This standard establishes the criteria for the recognition and measurement of intangible assets. Intangible assets that are recognized should be amortized generally. The new standard also requires that expenditures on research, start-up, training, advertising and relocation be charged to operations as incurred.

The adoption of SFAS 10/IAS 10 and SFAS 37/IAS 37 did not have a material effect on the consolidated financial statements.

Foreign Currency Transactions

SFAS 21/IAS 21, “The Effects of Changes in Foreign Exchange Rates”, provides certain restrictions in allowing the capitalization of foreign exchange differentials. SFAS 21/IAS 21 will become effective for financial statements covering periods beginning on or after January 1, 2005. Accordingly, Globe Group under these standards, will no longer be able to capitalize foreign exchange differentials effective January 1, 2005. On such date, any remaining balance of the capitalized foreign exchange differentials will be adjusted retroactively against retained earnings and comparative consolidated financial statements will be restated.

Provisions

A provision is recognized only when Globe Group has (a) a present obligation (legal or constructive) as a result of a past event; (b) it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation; and (c) a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

Segment Reporting

Starting January 1, 2003, Globe Group redefined the role of its Carrier business from a major Strategic Business Unit with its own profit and loss accountability to a support group to the wireless and wireline voice businesses. International Long Distance and National Long Distance service revenues previously reported under the Carrier Business but attributable to the wireless and wireline voice businesses will now be reported under the statements of income of the respective businesses.

Prior to January 1, 2003, business segments for management reporting purposes were organized into four major operating businesses. The prior period segment information was restated to conform to the new composition of Globe Group’s reportable segments.

2.    Deferred Charges

Globe Group adopted SFAS 38/IAS 38 (as revised), “Intangible Assets” effective January 1, 2003. SFAS 38/IAS 38 prescribes the accounting policies and disclosures for intangible assets that are not specifically dealt with in other SFAS and expenditures on advertising, training, start-up and research and development activities. As a result of the adoption, Globe Group charged its unamortized preoperating expenses as of January 1, 2003 to its beginning retained earnings.

Previously, such expenses were deferred and amortized over ten years from the start of commercial operations of the related projects. The change in accounting policy has been accounted for retroactively and the comparative financial statements for 2002 have been restated to conform with the benchmark treatment of a change in accounting policy. The change increased net income both for the three months ended March 31, 2003 and 2002 by (Peso)18.40 million, net of related tax of (Peso)7.83 million representing the amortization that was previously recorded for these periods. Retained earnings as of January 1, 2003 have been reduced by (Peso)242.21 million [net of related deferred income tax of (Peso)104.83 million], consisting of unamortized preoperating expenses as of adoption date.

3.    Investment in C2C Holdings Pte. Ltd. (“C2C Holdings”)

During the first quarter of 2003, Islacom recognized a provision for its 4.25% equity investment in C2C Holdings amounting to (Peso)715.96 million. The provision was made following the assessment by C2C Holdings of the estimated future cash flows expected from the continuing use of the C2C cable network asset until the end of its economic useful life. This considered an independent market study commissioned to revalidate the bandwidth market potential and its effect on C2C Holdings.

C2C Holdings is the holding company for the equity investments of all the cable landing parties in C2C Pte. Ltd. (“C2C”), the company that owns the C2C cable network. Aside from Islacom’s equity stake in C2C Holdings, Globe Telecom has separately purchased capacity on the C2C cable network and has invested in a cable landing station located in Nasugbu, Batangas.

Notwithstanding Islacom’s provision against the equity investment in the holding company, Globe Telecom recognizes the long-term benefits of its purchased capacity in the C2C cable network and its investment in the cable landing station. Aside from servicing the network requirements of the fixed line businesses of both Globe Telecom and Islacom, and the data business of Globe Telecom, Globe Telecom has started benefiting from savings on lower bandwidth costs.

The C2C cable network started full commercial operations in March 2002. C2C is a private cable company with a network reaching 17,000 km that links China, Hong Kong, Japan, Singapore, South Korea, Taiwan, the Philippines and the USA.

4.    Accounts Payable and Accrued Expenses

This account includes accrual for other probable losses amounting to (Peso)701.23 million, (Peso)435.98 million and (Peso)635.82 million as of March 31, 2003 and 2002 and December 31, 2002, respectively, and accrual for restructuring cost amounting to (Peso)186.02 million and (Peso)201.66 million as March 31, 2003 and December 31, 2002, respectively.

Accrual for other probable losses relates to Globe Group’s wireless and wireline business amounting to (Peso)583.97 million and (Peso)518.56 million as of March 31, 2003 and December 31, 2002, respectively. Additional provisions amounting to (Peso)65.41 million were made in 2003. As of March 31, 2003, these matters are still being resolved.

Accrual for other probable losses also includes Islacom’s provision for probable losses on National Telecommunications Commission (“NTC”) fees that represents accrual for permit fees amounting to (Peso)117.26 million, which were assessed by the NTC on March 27, 1996 required under 40 (g) of the Public Service Act. Islacom, together with other telecommunications companies, particularly the members of the Telecommunications Operators of the Philippines, had decided not to pay the assessed permit fees. In September 1999, the Court of Appeals, deciding on a case filed by a telecommunications operator against NTC, ruled that the imposition of permit fees by NTC has no legal basis, and contrary to Public Telecommunications Policy Law (RA 7925). NTC filed a motion for reconsideration of said opinion. Islacom has retained these provisions pending the resolution of the on-going court case on NTC’s Appeal. The expected timing of the settlement of the permit fees cannot be anticipated pending the resolution of these matters.

As of March 31, 2003, the balance of accrual for restructuring cost related to the network integration of Islacom amounted to about (Peso)186.02 million. Payments of (Peso)15.64 million were made to various lessors to settle the pretermination of site leases. Currently, lease pretermination activities and equipment deinstallation are still on-going and supplier billings have not yet been rendered for the equipment deinstallation and site restoration activities.

5.    Long-term Debt

Long-term debt as of December 31, 2002 amounting to (Peso)3,852.00 million was secured by chattel mortgages on certain property and equipment. In 2003, the secured lenders approved the release of chattel mortgages. Documentation on the release is currently in process.

Senior Notes

The Senior Notes are redeemable in whole or in part at the option of Globe Telecom at the redemption dates set forth below, after giving the required notice under the indenture and, if at the time of such notice the Notes are listed on the Luxembourg Stock Exchange, by publishing a notice in the Luxembourg Wort. The Senior Notes may be redeemed at the following prices (for Senior Notes redeemed during the 12-month period commencing on each of the years below, expressed as percentages of the principal amount), plus accrued and unpaid interest and additional amounts thereon, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date):

	$220 Million Senior Notes due 2009				$200 Million Senior Notes due 2012
Redemption date	On or after August 1, 2004			On or after April 15, 2007
Redemption price	2004 2005 2006 2007 and thereafter	106.500 104.333 102.167 100.000	% % % %	2007 2008 2009 2010 and thereafter		104.875 103.250 101.625 100.000	% % % %

On October 7, 2002, Globe Telecom solicited consents from holders of its $220 million Senior Notes to amend the indenture under which the $220 million Senior Notes were issued in August 1999. The proposed amendments will conform certain terms and covenants contained in the indenture for the $220 million Senior Notes with the terms and covenants in the indenture for the $200 million Senior Notes which were issued in April 2002. On October 21, 2002, Globe Telecom obtained the requisite consents from the holders of the $220 million Senior Notes. The $200 million Senior Notes are redeemable at the option of Globe Telecom at anytime in whole at the price specified in the event of certain changes relating to Philippine taxation.

In March 2003, Globe Telecom redeemed $14.48 million of the $220 million Senior Notes.

6.    Other Long-term Liabilities

This account includes advance lease payments received by Globe Telecom in January 2003 from C2C for its cable landing station facilities amounting to $4.11 million, which will be earned based on the final amortization schedule of the related lease contract. As of March 31, 2003, the parties have yet to finalize the terms of the lease agreement.

7.    Cash Dividends

On April 1, 2003, the Board of Directors (“BOD”) of Globe Telecom approved the declaration of cash dividends of (Peso)14 per common share to common stockholders as of record on April 21, 2003. Payment will be made on May 6, 2003.

On March 17, 2003, Globe Telecom has fully paid its remaining dividends payable of (Peso)108.07 million as of December 31, 2002.

8.    Contingencies

Globe Telecom and Islacom are contingently liable for various claims arising in the ordinary conduct of business and certain tax assessments which are either pending decision by the courts or are being contested, the outcome of which are not presently determinable. In the opinion of management and legal counsel, the eventual liability under these claims, if any, will not have a material or adverse effect on Globe Telecom and Islacom’s financial position and results of operations.

NTC Circular 13-6-2000

Globe Telecom is an intervenor in and Islacom is a party to Civil Case No. Q-00-42221 entitled “Isla Communications Co., Inc. et. al. versus NTC, et. al.” before the Regional Trial Court of Quezon City by virtue of which Globe Telecom and Islacom, together with other cellular operators, sought and obtained a preliminary injunction against the implementation of NTC Memorandum Circular

No. 13-6-2000. NTC Memorandum Circular No. 13-6-2000 sought, among others, to extend the expiration of prepaid call cards to two (2) years. The NTC appealed the grant of the injunction to the Court of Appeals (“CA”). On October 25, 2001, Globe Telecom and Islacom received a copy of the decision of the CA ordering the dismissal of the case before the Regional Trial Court for lack of jurisdiction, but without prejudice to the cellular companies’ seeking relief before the NTC which the CA claims had jurisdiction over the matter. On November 7, 2001, Globe Telecom and Islacom filed a Motion for Reconsideration. On January 10, 2002, the Motion was denied. Globe Telecom and Islacom filed a Petition for Review by way of Certiorari to the Supreme Court on February 10, 2002. On April 16, 2002, the Supreme Court required the Solicitor General to comment on the Petition. On June 17, 2002, the NTC filed its comment. On July 23, 2002, the Company filed its comment.

The Supreme Court, in its resolution dated September 9, 2002, denied the Petition for Review, a copy of which was received by Globe Telecom and Islacom on September 26, 2002. On October 10, 2002, Globe Telecom and Islacom filed a motion for reconsideration (with motion to consolidate) of the Supreme Court’s resolution. On February 17, 2003, the Supreme Court granted the motion for reconsideration and reinstated the petition. On April 15, 2003, Globe Group received the order of the Court requiring it to file the memorandum in the case.

Notwithstanding the foregoing, the decision of the Court of Appeals is still not immediately final and executory and cannot be implemented as Globe Telecom and Islacom still have a number of remedies available to them. In the event, however, that Globe Telecom and Islacom are not eventually sustained in their position and NTC Memorandum Circular No. 13-6-2000 is implemented in its current form, Globe Group would probably incur additional costs for carrying and maintaining prepaid subscribers in their networks.

Recent Development with International Carriers

On February 7, 2003, AT&T and WorldCom filed a petition before the United States Federal Communications Commission (“U.S. FCC”) seeking a stop payment order on settlements to Philippine carriers on the ground that Philippine carriers were “whipsawing” AT&T and WorldCom into agreeing to an increase in termination rates to the Philippines. Whipsawing occurs when a foreign monopoly supplier is in a position to exercise its market power to negotiate a more favorable agreement from one U.S. carrier and extract the same terms from other U.S. carriers. Globe Telecom received a copy of the order dated March 10, 2003, from the Chief, International Bureau of the U.S. FCC suspending all settlement payments of U.S. facilities-based carriers to a number of Philippine carriers, including Globe Telecom, until such time as the U.S. FCC issues a Public Notice stating otherwise.

This order has the effect of preventing U.S. facilities-based carriers such as AT&T from paying the affected Philippine carriers for switched voice services, whether rendered before or after the date of the Order. In response, NTC issued an order last March 12, 2003 ordering Philippine carriers not to accept traffic from U.S. carriers who do not pay for services rendered and to take all steps necessary to collect payment for services rendered. Globe Telecom has notified AT&T of its position and has demanded prompt payment of various sums owed by AT&T. As of March 25, 2003, Globe Telecom suspended receipt of traffic from AT&T.

On April 10, 2003, Globe Telecom filed a Petition for Review before the FCC seeking to reverse the Order of the International Bureau. Proceedings on the Petition for Review are ongoing.

There is no assurance that this matter will be resolved amicably with AT&T or whether U.S. FCC’s ban on payments will be lifted. Management continues to assess the status of its net outstanding receivables due from AT&T and will pursue available remedies for the favorable resolution of the stop payment order. AT&T paid Globe Telecom (Peso)184 million on March 5, 2003 even after AT&T filed the petition with FCC. As of March 31, 2003, Globe Telecom had net traffic settlement receivable of $8.60 million from AT&T.

9.    Pension Plan

During the first quarter of 2003, Islacom implemented a voluntary separation program. As of March 31, 2003, there were 76 employees who availed of the program at a total cost of (Peso)9.72 million.

Islacom’s voluntary separation program constitutes a curtailment. A curtailment occurs when there is a significant reduction in the number of employees covered by a plan or when an element of future service in respect of existing employees will no longer qualify for benefits. Accordingly, resulting loss amounting to (Peso)2.3 million for the three-month ended March 31, 2003 from the curtailment was offset against pension benefit cost in the period in which the curtailment occurred.

10.    Earnings Per Share

Globe Telecom’s earnings per share amounts for the three months ended March 31 were computed as follows:

	Basic EPS				Diluted EPS
	2003		2002 (As restated)		2003		2002 (As restated)
	(In Thousand Pesos, except per share figures)
Net income	(Peso)	2,003,538	(Peso)	1,439,270	(Peso)	2,003,538	(Peso)	1,439,270
Less dividends on preferred shares		16,742		19,502		–		–

Net income available to common shares	(Peso)	1,986,796	(Peso)	1,419,768	(Peso)	2,003,538	(Peso)	1,439,270

Weighted average number of shares		151,905		151,901		151,905		151,901

Dilutive shares arising from:
Stock options		–		–		1		2
Convertible preferred shares—net		–		–		29,813		8,129

		151,905		151,901		181,719		160,032

Per share figures	(Peso)	13.08	(Peso)	9.35	(Peso)	11.03	(Peso)	8.99

The convertible preferred stock series “A” are dilutive as of March 31, 2003 and 2002.

As discussed in Note 2, Globe Group’s adoption of SFAS 38/IAS 38 has been accounted for retroactively and the comparative financial statements for 2002 have been restated to conform with the benchmark treatment of a change in accounting policy. The change increased earnings per share both for the three months ended March 31, 2003 and 2002 by (Peso)0.12, net of related taxes.

11.    Reporting Segment

Effective January 1, 2003, Globe Group’s reportable segments consist of: (1) wireless communications service; (2) wireline voice communications service; and (3) wireless data communications services.

The change in the composition in the reportable segments resulted from management’s decision to redefine the role of its Carrier business from a Strategic Business Unit with profit and loss accountability to a support group to its wireless and wireline businesses. International Long Distance and National Long Distance revenues previously reported under the Carrier Business but attributable to the wireless and wireline businesses will now be reported under the statements of income of the respective businesses. As a result, the comparative segment information for 2002 was restated to conform to the new composition of Globe Group’s reportable segments.

In prior periods, Globe Group’s segment information was presented under the following four reportable services: (1) wireless communications service; (2) wireline voice communications service; (3) wireline data communications service; and (4) carrier business.

Globe Group evaluates performance based on EBITDA [(earnings before interest, income tax, depreciation and amortization and other income (expenses))].

Globe Group’s segment information for the three months ended March 31 are as follows (in millions):

2003

	Wireless Communications Services		Wireline Voice Communications Services		Wireline Data Communications Services		Corporate[1]		Total
Revenues	(Peso)	10,558	(Peso)	848	(Peso)	328	(Peso)	–	(Peso)	11,734
Operating expenses		(3,537)		(419)		(184)		(637)		(4,777)

EBITDA [2]		7,021		429		144		(637)		6,957
Depreciation and amortization		(1,965)		(564)		(91)		(148)		(2,768)

EBIT		5,056		(135)		53		(785)		4,189
Other expenses—net		(1,144)		(98)		(79)		(464)		(1,785)

Income (loss) before income tax	(Peso)	3,912	(Peso)	(233)	(Peso)	(26)	(Peso)	(1,249)	(Peso)	2,404

2002 (As restated)

	Wireless Communications Services		Wireline Voice Communications Services		Wireline Data Communications Services		Corporate[1]		Total
Revenues	(Peso)	9,697	(Peso)	810	(Peso)	258	(Peso)	–	(Peso)	10,765
Operating expenses		(4,325)		(435)		(198)		(518)		(5,476)

EBITDA[2]		5,372		375		60		(518)		5,289
Depreciation and amortization		(1,294)		(641)		(69)		(109)		(2,113)

EBIT		4,078		(266)		(9)		(627)		3,176
Other income (expenses)—net		(751)		(100)		(64)		45		(870)

Income (loss) before income tax	(Peso)	3,327	(Peso)	(366)	(Peso)	(73)	(Peso)	(582)	(Peso)	2,306

The provision for impairment of the investment in C2C Holdings is reported under Corporate. (See Note 3)

The segment assets and liabilities are as follows (in millions):

March 31, 2003

	Wireless Communications Services		Wireline Voice Communications Services		Wireline Data Communications Services		Corporate[1]		Total
Segment assets	(Peso)	102,705	(Peso)	30,766	(Peso)	2,791	(Peso)	6,483	(Peso)	142,745
Segment liabilities	(Peso)	75,347	(Peso)	10,720	(Peso)	1,035	(Peso)	2,788	(Peso)	89,890

March 31, 2002 (As restated)

	Wireless Communications Services		Wireline Voice Communications Services		Wireline Data Communications Services		Corporate[1]		Total
Segment assets	(Peso)	86,347	(Peso)	28,166	(Peso)	2,611	(Peso)	5,079	(Peso)	122,203
Segment liabilities	(Peso)	60,680	(Peso)	12,403	(Peso)	982	(Peso)	2,731	(Peso)	76,796

December 31, 2002 (As restated)

	Wireless Communications Services		Wireline Voice Communications Services		Wireline Data Communications Services		Corporate[1]		Total
Segment assets	(Peso)	96,892	(Peso)	33,187	(Peso)	3,418	(Peso)	7,307	(Peso)	140,804
Segment liabilities	(Peso)	74,051	(Peso)	11,827	(Peso)	1,284	(Peso)	2,786	(Peso)	89,948

[1]	Corporate represents support services that cannot be directly identified with any of the revenue generating services.
[2]	The term EBITDA is generally defined as earnings before interest, tax, depreciation and amortization expense and is presented because it is generally accepted as providing useful information regarding a company’s ability to service and incur debt. Globe Group’s presentation of EBITDA differs from the above definition by excluding other income (expenses). Globe Group’s presentation of EBITDA may not be comparable to similarly titled measures presented by other companies and could be misleading because not all companies and analysts calculate EBITDA in the same manner.

12.    Reconciliation of Significant Differences between Generally Accepted

Accounting Principles (GAAP) in the Philippines and the United States (U.S.)

Certain accounting practices used by Globe Telecom and Islacom in preparing the accompanying consolidated financial statements conform with Philippine GAAP, but do not conform with U.S. GAAP. Also, where a certain accounting treatment is not covered by specific Philippine GAAP guidelines, disclosure of significant relevant underlying information may be considered sufficient and acceptable under Philippine GAAP reporting. A description of the significant differences is contained in the Company’s Annual Report on Form 20-F for the year ended December 31 2002 filed with the U.S Securities and Exchange Commission.

A reconciliation of net income, earnings per share and stockholders’ equity to U.S. GAAP follows.

Reconciliation of Net Income

The net income and earnings per share under U.S. GAAP follow:

	Three Months Ended March 31
	2003		2002 (As restated)
	(In Thousand Pesos except per share figures)
Net income as reported under Philippine GAAP	(Peso)	2,003,538	(Peso)	1,439,270
Add (deduct):
Foreign exchange gains (losses) capitalized to property and equipment accounts—net		(111,461)		329,995
Depreciation expense on capitalized foreign exchange losses—net		143,913		126,638
Compensation expense		–		(4,753)
Pension expense		(1,469)		555
Deferral of revenues on sale of prepaid cards based on actual airtime—net		–		(5,878)
Deferred up-front fees		(8,112)		(11,722)
Amortization of deferred up-front fees		7,615		5,546
Fair value gain (loss) on hedging and other instruments—net		361,417		(471,132)
Effect of deferred income tax		(67,880)		13,160

Net income as reported under U.S. GAAP	(Peso)	2,327,561	(Peso)	1,421,679

Basic EPS—Philippine GAAP		13.08		9.35
Add (deduct):
Foreign exchange gains (losses) capitalized to property and equipment accounts—net		(0.73)		2.17
Depreciation expense on capitalized foreign exchange losses—net		0.95		0.83
Compensation expense		–		(0.03)
Pension expense		(0.01)		0.01
Deferral of revenues on sale of prepaid cards based on actual airtime—net		–		(0.04)
Deferred up-front fees		(0.05)		(0.08)
Amortization of deferred up-front fees		0.05		0.04
Fair value gain (loss) on hedging and other instruments—net		2.38		(3.10)
Effect of deferred income tax		(0.45)		0.09

Basic EPS—U.S. GAAP	(Peso)	15.22	(Peso)	9.24

Diluted EPS—U.S. GAAP	(Peso)	12.81	(Peso)	8.89

Reconciliation of Stockholders’ Equity

Stockholders’ equity under U.S. GAAP appears as follows:

	March 31
	2003		2002 (As restated)
	(In Thousand Pesos)
Stockholders’ equity as reported under Philippine GAAP	(Peso)	52,854,341	(Peso)	45,407,944
Add (deduct):
Foreign exchange losses capitalized to property and equipment accounts—net		(6,613,796)		(5,708,041)
Accumulated depreciation on capitalized foreign exchange losses—net		1,669,995		1,098,895
Proceeds from ESOWN to be recorded as temporary equity		(95,878)		(67,915)
Pension expense		(27,735)		(15,993)
Deferral of revenues from prepaid cards based on actual airtime		–		(338)
Deferred up-front fees		(389,425)		(356,795)
Amortization of deferred up-front fees		292,447		265,803
Fair value gain (loss) on hedging and other instruments—net		(45,289)		(460,545)
Other comprehensive income (loss)—net of tax		(60,801)		17,441
Goodwill—net of amortization		2,487,514		2,487,514
Effect of deferred income tax		1,171,878		1,079,046

Stockholders’ equity as reported under U.S. GAAP	(Peso)	51,243,251	(Peso)	43,747,016

Recent Pronouncements of the Financial Accounting Standards Board (the “FASB”)

In June 2001, the FASB issued Statement No. 143, “Accounting for Asset Retirement Obligations.” This standard provides accounting guidance for legal obligations associated with the retirement of a tangible long-lived asset that resulted from the acquisition, construction or development and the normal operation of a long-lived asset. This standard does not apply to obligations that arise solely from a plan to dispose of a long-lived asset. Hence, the provision for restructuring cost recognized by Islacom in 2002 is not covered by this new FASB. Under this standard, the fair value of a liability for the asset retirement obligation will be required to be recognized in the period in which it is incurred. When the liability is initially recognized, the asset retirement costs should also be capitalized by increasing the carrying amount of the related long-lived asset. This Statement is effective for fiscal years after June 15, 2002. The adoption of this standard will result to an increase in property and equipment and liability accounts and consequently, an increase in future depreciation expense only if identified asset retirement obligations are highly probable. Globe Group is still in the process of assessing the impact of the standard to its operations and the effect on the consolidated financial statements.

In June 2002, the FASB issued Statement No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in Restructuring).” It requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and also establishes that fair value is the objective for initial measurement of the liability. The provisions of this Statement shall be effective for exit or disposal activities initiated after December 31, 2002. The adoption of Statement No. 146 effective January 1, 2003 did not have a material effect on the consolidated financial statements.

On November 21, 2002, the FASB released EITF Issue No. 00-21 “Accounting for Revenue Arrangements with Multiple Deliverables”. This EITF requires that arrangements involving delivery or performance of multiple products, services, and/or rights to use the assets should be divided into separate units of accounting and, if separation is appropriate, how the arrangement consideration should be allocated to the identified accounting units. This will be applicable to agreements entered in fiscal periods after June 15, 2003 but early adoption is permitted. Globe Group is currently assessing its practices to determine whether this EITF will have an impact on its operations and the effect on the consolidated financial statements.

In November 2002, the FASB released EITF Issue No. 02-16 “Accounting by a Reseller for Cash Consideration Received from a Vendor”. This EITF states that the consideration received from vendors is presumed to be a reduction of the prices of the vendor’s products or services and should be shown as a reduction of cost of sales in the statements of income of the customer, unless it is determined that (1) the vendor receives, or will receive, an identifiable benefit in exchange for the consideration; or (2) the consideration represents a reimbursement of a specific incremental cost incurred by the customer in selling the vendor’s product. The EITF is applicable to fiscal periods after December 15, 2002. Globe Group’s accounting treatment for vendor rebates complies with EITF 02-16.

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN 45 requires that a liability be recorded in the guarantor’s balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued. FIN 45 is applicable to fiscal periods after December 15, 2002. The adoption of FIN 45 did not have an impact on Globe Group’s consolidated financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51”. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period after June 15, 2003. Globe Group does not expect the adoption of FIN 46 to have an impact on Globe Group’s consolidated financial position and results of operations.

13.    Reclassification of Certain Accounts

Certain comparative figures have been reclassified to conform with the current period’s presentation.

ITEM 2:    MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

As of and for the Quarter Ended 31 March 2003

On 29 June 2001, Ayala Corporation (AC), Singapore Telecom International Pte Ltd. (STI), a wholly-owned subsidiary of Singapore Telecom, and DeTeAsia Holding GmbH (DeTeAsia), a wholly-owned subsidiary of Deutsche Telekom, marked the financial closing of the combination of Globe Telecom, Inc. (Globe) and Isla Communications Co., Inc. (Islacom) with the listing of the new Globe shares swapped in accordance with the share swap arrangements that have been completed. The transactions have made Islacom a 100% subsidiary of Globe. Consequently, the results of Islacom have been consolidated since that date. Globe and Islacom are hereinafter collectively referred to as “Globe Group”.

You should read the following discussion and analysis together with Globe Group’s unaudited condensed consolidated financial statements under Philippines generally accepted accounting principles and related notes included elsewhere in this document, which contain additional information helpful in evaluating Globe Group’s operating results and financial condition.

Financial and Operational Highlights

(In millions of Pesos unless otherwise stated)

	Globe Group
As of and for the Quarter ended 31 March	2003	2002[1]	YoY change
Profit & Loss Data
Net Operating Revenues	11,734	10,765	9%
Service Revenues	11,737	9,492	24%
Non-Service Revenues	(3)	1,273	-100%
Costs and Expenses	7,545	7,589	-1%
Net Income before provision for impairment of investment[2]	2,720	1,439	89%
Net Income	2,004	1,439	39%
EBITDA[3]	6,180	5,109	21%
Reconciliation of EBITDA to Net Income
EBITDA	6,180	5,109	21%
Less: Depreciation & Amortization	2,768	2,113	31%
Interest Expense	1,007	690	46%
Provision for Income Taxes	401	867	-54%
Net Income	2,004	1,439	39%
EBIT[4]	3,412	2,996	14%
Reconciliation of EBIT to Net Income
EBIT	3,412	2,996	14%
Less: Interest Expense	1,007	690	46%
Provision for Income Taxes	401	867	-54%
Net Income	2,004	1,439	39%
Balance Sheet Data
Total Assets	142,745	122,203	17%
Total Debt	57,158	45,466	26%
Total Stockholders’ Equity	52,854	45,408	16%
Financial Ratios (x)
Total Debt to EBITDA	2.31	2.22	4%
Interest Cover (Gross)	6.01	6.15	-2%
Total Debt to Equity (Gross)	1.08	1.00	8%
Total Debt to Total Capitalization (Book)	0.52	0.50	4%
Total Debt to Total Capitalization (Market)	0.40	0.32	25%
Other Data
Net Cash from Operating Activities	4,447	5,118	-13%
Capital Expenditures[5]	3,681	5,174	-29%
Net Receivable Days	48	51	-6%
Peso/Dollar Exchange Rate (In pesos)	53.604	51.096	5%
No. of Regular Employees	3,908	3,896	0%

[1]	2002 figures have been restated as a result of the adoption of SFAS 38/IAS 38. (See related discussion in Results of Operations section)
[2]	Islacom recognized a (Peso)716 million provision related to its investment in C2C. (See related discussion in Results of Operations section)
[3]	The term “EBITDA” is defined as earnings before interest, taxes, depreciation and amortization expense, and is presented because it is generally accepted as providing useful information regarding a company’s ability to service and/or incur debt. EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with generally accepted accounting principles or as a measure of Globe Group’s profitability or liquidity. Funds depicted by this measure may not be available for debt service due to covenant restrictions, capital expenditure requirements and other commitments.
[4]	The term “EBIT” is defined as earnings before interest and taxes
[5]	Consolidated Capital Expenditures include cash and non-cash components (See related discussion in Liquidity and Capital Resources section).

Globe Group’s wireless service revenues accounted for 90% of Globe Group’s net operating service revenues of (Peso)11,737 million in the first quarter of 2003 while the remaining 10% was contributed by Globe Group’s wireline business. Globe Group’s net service revenues increased by 24% during the period from (Peso)9,492 million in the first three months of 2002 to (Peso)11,737 million for the same period in 2003 while net operating revenues grew by 9% to (Peso)11,734 million.

Starting 01 January 2003, Globe redefined the role of its Carrier business from a Strategic Business Unit with Profit and Loss accountability to a Support Group to Globe Group’s Wireless and Wireline businesses. International Long Distance (ILD) and National Long Distance (NLD) service revenues, previously reported under the Carrier business but attributable to the Wireless and Wireline businesses, will now be reported under the income statements of the respective businesses. The segment reporting for 2002 was restated accordingly.

Globe Group reports operating revenues on a net basis, which consists of gross operating revenues less domestic interconnection charges, international settlement payouts and promotional discounts. Gross operating revenues consist of gross service and non-service revenues from all communications services provided, including international and domestic settlement and interconnection charges paid to us by other carriers. Domestically, Globe Group pays interconnection charges to other carriers for calls terminating to their networks and hauling charges for calls that pass through other networks to the terminating network. These charges are based on a negotiated price per minute. Internationally, Globe Group makes payouts or interconnection charges in relation to Globe Group’s outbound international calls. These rates are driven by pricing pressures and trends in the international long distance market. Net service revenues represent gross service revenues net of payouts to domestic and foreign carriers.

Service revenues for the Wireless and Wireline businesses include monthly service fees, applicable installation charges, airtime fees from local, national and international long distance and international roaming services and revenues from value-added services. Non-service revenues include proceeds from the sale of handsets, phonekits, accessories, and SIM packs net of related discounts. Effective 01 August 2002, Globe introduced a new promotional scheme for prepaid sales (covering Globe Prepaid Plus and Touch Mobile) to its dealers. Instead of providing promotional prepaid call cards with the sale of a phone kit, Globe discounted its selling price to its dealers. Also included under non-service revenues are the discounts granted on sale of call cards. The related revenue on call card sales is recognized upon usage. (See related discussion on Wireless Services—Prepaid)

Globe Group registered a negative non-service revenue of (Peso)3 million during the quarter compared to the (Peso)1,273 million non-service revenue recognized in the same period in 2002 due to lower revenues from handset sales. Despite the higher gross subscriber additions during the period, revenues from handset sales were lower due to significantly attractive handset discounts offered this year.

The interconnection charges Globe Group paid as a percentage of gross service revenues decreased from 28% in the first quarter of 2002 to 20% for the same period in 2003.

Net Operating Revenues by Line of Business

The table below shows the net operating revenues for each of Globe Group’s businesses for the periods indicated:

	Globe Group
As of and for the Quarter ended 31 March	2003	2002[4]	YoY change
(In millions of Pesos unless otherwise stated)
Net Operating Revenues From:
Service Revenues:
Wireless[1]	10,579	8,432	25%
Voice	7,064	5,904	20%
Data	3,515	2,528	39%
Wireline	1,158	1,060	9%
Voice[2]	830	802	3%
Data[3]	328	258	27%
Net Service Revenues	11,737	9,492	24%
Non Service Revenues	(3)	1,273	-100%

Net Operating Revenues	11,734	10,765	9%

[1]	Wireless net service revenues include: (1) fixed monthly charges plus charges for local calls in excess of the free minutes for various Globe Handyphone postpaid plans, including currency exchange rate adjustments, or CERA; (2) airtime fees from the prepaid card service (Globe Prepaid Plus and Touch Mobile) recognized upon the earlier of (a) actual usage of the airtime value of the prepaid card or (b) expiration of the unused value of the prepaid card, which occurs two months after activation, but excluding any usage of call cards, originally given as promotional airtime call cards prior to 01 August 2002; (3) revenues generated from international and national long distance calls and international roaming calls, net of any interconnection fees (including interconnection fees on promotional airtime call cards prior to 01 August 2002) to other carriers and; (4) revenues from value-added services, mainly text messaging.
[2]	Wireline voice net service revenues consist of: (1) monthly service fees including CERA; (2) installation charges and other one-time fees associated with the establishment of the service; (3) revenues from international and national long distance calls made by the postpaid and prepaid wireline subscribers and payphone customers; (4) payphone revenues from local, national and international calls; and (5) revenues from value-added services; all net of interconnection fees to other carriers.
[3]	Wireline data net service revenues consist of revenues from: (1) international and domestic leased lines; (2) internet services; and (3) other wholesale transport services.
[4]	Prior period segment information was restated to conform to the new composition of Globe Group reportable segment.

Wireless Services

	Globe Group
As of and for the Quarter ended 31 March	2003	2002	YoY change
Wireless Net Revenues (In million pesos)	10,558	9,697	9%
Service	10,579	8,432	25%
Voice	7,064	5,904	20%
Data	3,515	2,528	39%
Data as a % of Wireless Net Service Revenues	33	30	10%
Data as a % of Total Wireless Net Revenues	33	26	27%
Non-Service	(21)	1,265	-102%
Subscribers—Net (End of period)	7,110,241	4,979,239	43%
Postpaid	541,763	460,079	18%
Prepaid	6,568,478	4,519,160	45%
Globe Prepaid Plus	5,607,694	4,267,342	31%
Touch Mobile	960,784	251,818	282%

Wireless Services—Postpaid

Globe offers postpaid services through Globe Handyphone. Globe registered 541,763 postpaid subscribers as of 31 March 2003 compared to 460,079 subscribers for the same period in 2002. Net postpaid additions totaled 22,863 in the first quarter of 2003 compared to 1,604 for the same period in 2002.

The net ARPU per Globe postpaid wireless subscriber decreased by 7% to (Peso)1,610 for the first quarter of 2003 from (Peso)1,730 in the comparable period of the previous year. The decrease in net postpaid ARPU was due to lower voice and data usage during the period. Net ARPU is computed by dividing recurring wireless postpaid net operating service revenues for the period (net of discounts and interconnection charges to external carriers) by the average number of postpaid wireless subscribers and then dividing the quotient by the number of months in the period.

Globe’s postpaid ARPU on a gross basis averaged (Peso)2,062 in the first three months of 2003 from (Peso)2,109 in the same period in 2002. Gross ARPU is computed by dividing recurring wireless postpaid gross service revenues for the period by the average number of postpaid wireless subscribers and then dividing the quotient by the number of months in the period.

Globe’s postpaid acquisition cost per subscriber reached (Peso)9,335 in the first quarter of 2003 compared to (Peso)3,353 for the same period in 2002. This 178% increase primarily reflected an increase in handset subsidies. Handset subsidies represent the difference between the book value of the handset and the selling price to a subscriber. Handset subsidies accounted for 95% of acquisition cost while commissions and advertising/promotional expenses made up for the balance of 5%. For the same period in 2002, handset subsidies accounted for 52%, commissions 27% and advertising expenses 21%. Handset subsidies increased due to an aggressive campaign to acquire new postpaid subscribers for the period.

The average monthly churn rate for Globe’s postpaid subscribers is defined as total disconnections net of reconnections during the period divided by the average number of postpaid subscribers, divided by the number of months in the period. Globe’s postpaid churn rate averaged 2.8% per month in the first three months of 2003, higher than the 2.2% reported in the same period in 2002 through a combination of Globe and subscriber initiated disconnections. For postpaid subscribers, permanent disconnections are made after a series of collection steps following non-payment. Such permanent disconnections generally occur within 90 days from statement date.

Wireless Services—Prepaid

Consolidated prepaid subscribers totaled 6,568,478 as of 31 March 2003 compared to 4,519,160 subscribers or a 45% increase from the same period last year. Globe Group offers prepaid services through Globe Prepaid Plus brand, while Islacom offers its prepaid services through its Touch Mobile brand.

GlobePrepaid Plus registered 5,607,694 subscribers as of the first quarter of 2003, 31% higher than the 4,267,342 prepaid subscribers for the same period in 2002. Net prepaid additions totaled 407,194 in the first quarter of 2003 compared to 259,341 for the same period in 2002.

Islacom’s Touch Mobile totaled 960,784 subscribers as of 31 March 2003 compared to 251,818 subscribers for the same period in 2002. Touch Mobile was launched on 12 September 2001.

A prepaid subscriber becomes active when the subscriber purchases a SIM card and turns it on for the first time. When a prepaid subscriber loads airtime value into Globe’s system, the subscriber has two months to use the value before the card expires. When the airtime value is used up completely or the card’s value expires, whichever comes first, and the subscriber does not reload, the subscriber retains the use of the wireless number to receive incoming calls for another four months. However, if the subscriber still does not reload value within that time, the subscriber loses the wireless number and the account will be permanently disconnected. At that point, the subscriber is then considered part of churn. Globe’s prepaid subscribers can reload airtime value, which can be purchased from Globe centers and dealers, or purchased electronically from designated merchants and automated teller machines. These prepaid cards are sold in denominations of (Peso)300, (Peso)500 and (Peso)1,000. The (Peso)300 denominated prepaid card was introduced in the market in January 2002 while the distribution of the 250 prepaid card was discontinued effective May 2002 although this denomination is still available through electronic channels. Islacom’s Touch Mobile call cards are sold in denominations of (Peso)300 and (Peso)500.

Globe Group discontinued its practice of issuing promotional call cards to dealers in 01 August 2002. Prior to 01 August 2002, revenues from prepaid cards were recorded net of the related airtime value of call cards given as promotional items to dealers. While subscriber usage of promotional call cards was not included in revenues, payments to other carriers arising from the usage of promotional call cards were recorded as incurred as part of total interconnection fees to other carriers.

Revenues from sale of prepaid cards are initially recognized by Globe and Islacom as deferred revenues and are shown as part of accounts payable and accrued expenses in the balance sheet since service has not yet been rendered. Revenue is recognized upon actual usage of the airtime value of the prepaid card or expiration of the unused value of the prepaid card, whichever comes earlier.

The net ARPU for Globe Prepaid Plus decreased by 5% to (Peso)445 for the first quarter of 2003 from (Peso)471 in the same period in 2002. This decrease was due to lower voice usage. Net ARPU is computed by dividing recurring wireless prepaid net operating service revenues for the period (net of discounts and interconnection charges to external carriers) by the average number of prepaid wireless subscribers and then dividing the quotient by the number of months in the period.

Globe’s prepaid gross ARPU averaged (Peso)541 for the first three months of 2003 compared to (Peso)569 in the same period in 2002. Gross ARPU is computed by dividing recurring wireless prepaid gross service revenues for the period by the average number of prepaid wireless subscribers and then dividing the quotient by the number of months in the period.

The net ARPU for Touch Mobile in the first quarter of 2003 was (Peso)281, while gross ARPU was (Peso)340. In the first quarter of 2002, Touch Mobile had a net ARPU of (Peso)298 and a gross ARPU of (Peso)407. The year-on-year decreases in net ARPU and gross ARPU were mainly driven by lower subscriber usage of Touch Mobile’s voice services.

Acquisition cost for Globe Prepaid Plus dropped to (Peso)264 in the first quarter of 2003 from (Peso)413 in the same period the previous year due to a decrease in volume of phonekits sold. For 2003, commissions contributed 2%, handset subsidy 44% and advertising costs comprising the balance of 54%. In 2002, commissions accounted for 4%, advertising costs 38% and handset subsidy 58%.

Acquisition cost per Touch Mobile subscriber decreased to (Peso)109 in the first quarter of 2003 from (Peso)485 for the same period in 2002 due mainly to reductions in handset subsidies and advertising costs. Of the total acquisition cost during the period, handset subsidy accounted for 34%, while commissions and advertising costs made up the balance of 66%. For the same period in 2002, handset subsidies accounted for 26%, while commissions and advertising costs made up the balance of 74%.

The average monthly churn rate for Globe Prepaid Plus subscribers increased slightly to 2.8% in the first three months of 2003 from 2.1% in the same period in 2002. The average monthly churn rate for Touch Mobile registered at 6.6% against 0.2% in the first quarter of 2002. The low churn rate for the first quarter of 2002 was due to the start up status of Touch Mobile, having been in operation for only six and a half months from its 12 September 2001 launch date. The increase in churn rate for the first quarter of 2003 was due to a marketing initiative to optimize the Touch Mobile subscribers portfolio.

Wireline Services

Wireline Services—Voice

	Globe Group
As of and for the Quarter ended 31 March	2003	2002	YoY change
Wireline Voice Net Service Revenues (in million Pesos)	830	810	5%
Wireline Voice Net Non-Service Revenues (in million Pesos)	18	8	125%
Subscribers—Net (end of period)	227,407	224,396	1%
Monthly churn rate (%)	2.1	3.3	-36%

Globe Group provides wireline voice communication services, including local, national long distance, international long distance and other value-added services, under the brand name Globelines. Globe Group provides wireline voice services in nine specific geographic areas in the Philippines, including parts of Metro Manila, the Calabarzon region and Central Mindanao. Meanwhile, Islacom also started offering Globelines in November 2001 (taking over from the former IslaPhone brand) in the Visayas.

As of 31 March 2003, Globe Group had total wireline voice subscribers lines of 227,407 of which 74% were postpaid and 26% were prepaid. This represents a slight increase from the 224,396 subscribed lines registered in the same period in 2002.

Globe Group’s net wireline voice ARPU for the first quarter of 2003 was (Peso)1,259 compared to (Peso)1,152 in the same period in 2002 due to increased international outbound traffic. Net ARPU is computed by dividing recurring wireline voice net operating service revenues for the period (net of discounts and interconnection charges to external carriers) by the average number of wireline voice subscribers and then dividing the quotient by the number of months in the period.

The average monthly churn rate for Globelines was 2.1% during the period compared to 3.3% in the first three months of 2002, mainly due to lower disconnections from its postpaid subscribers. Globe and Islacom both offer their prepaid landline services under the brand, Globelines Prepaid.

Wireline Services—Data

	Globe Group[1]
As of and for the Quarter ended 31 March (In Million Pesos)	2003	2002	YoY change
International Lease	116	109	6%
Domestic Lease	130	95	37%
Internet[2]	69	52	33%
Others	13	2	550%

Wireline-Data Net Operating Revenues	328	258	27%

[1]	Wireline data services are offered only through Globe.
[2]	Globe provides Internet access to subscribers nationwide under the GlobeNet brand name, relaunched under GlobeQuest in 2002.

Globe offers nationwide wireline data, consisting of international and domestic leased lines, internet and other wholesale transport service, through the GlobeQuest brand. Wireline data net operating revenues, which consist of billings for these services increased by 27% to (Peso)328 million in the first quarter of 2003 from (Peso)258 million for the same period in 2002. The increase was due mainly to higher growth in the domestic lease and internet businesses.

International Long Distance Services (ILD)

Globe and Islacom both offer ILD services. ILD services are offered between the Philippines and over 200 destinations. This service generates revenues for the Company from both inbound and outbound international call traffic with pricing based on agreed international transit and termination rates for inbound traffic revenues and NTC-approved ILD rates for outbound traffic revenues.

	Globe Group
As of and for the Quarter ended 31 March	2003	2002	YoY change
Total ILD Minutes (in million minutes)	447	328	36%
Inbound	399	287	39%
Outbound	48	41	17%
ILD Inbound/Outbound Ratio (x)	8	7

On a consolidated basis, including contributions from the Wireless and Wireline services, ILD revenues stood at (Peso)3,125 million for the first quarter of 2003, translating to 27% of consolidated net service revenues for the first quarter of 2003 compared to (Peso)2,342 million and 22%, respectively, for the same period in 2002.

National Long Distance Services (NLD)

Globe Group offers NLD services. Revenues from NLD services are generated from calls outside of a specific local area but within the Philippines.

	Globe Group
As of and for the Quarter ended 31 March	2003	2002	YoY change
Total NLD Minutes (in millions of minutes)	114	145	-21%
Inbound	56	72	-22%
Outbound	58	73	-21%

Consolidated NLD revenues, from wireless and wireline services stood at (Peso)519 million for the first quarter of 2003, or a decrease of 38% from (Peso)831 million for the same period last year. Consolidated NLD revenues for the first quarter of 2003 amounted to 4% of consolidated net service revenues for the period.

Both Globe and Islacom offer Interexchange Carrier Services (“IXC”). Globe uses its Nationwide Digital Transmission Network (“NDTN”), while Islacom uses its own backbone transmission network for hauling national and international interconnection traffic among wireless and wireline operators in the Philippines.

Results of Operations

	Globe Group
As of and for the Quarter ended 31 March (in millions of Pesos)	2003	2002[1]	YoY change
Cost of Sales	1,374	2,149	-36%
Staff Costs	642	571	12%
Marketing	711	319	123%
Administration	792	879	-10%
Repairs and Maintenance	366	516	-29%
Services	440	355	24%
Others	376	419	-10%

Total Operating Costs and Expenses	4,701	5,208	-10%
Depreciation and Amortization	2,768	2,113	31%
Provision for (Recovery of) Doubtful Accounts	(27)	121	-122%
Other Provisions	103	147	-30%

Total Costs and Expenses	7,545	7,589	-1%

[1]	2002 figures have been restated as a result of the adoption of SFAS 38/IAS 38.

For the first quarter of 2003, Globe Group registered consolidated costs and expenses of (Peso)7,545 million, which includes total operating cost and expenses of (Peso)4,701 million.

Marketing expenses increased by 123% to (Peso)711 million in the first quarter of 2003 from (Peso)319 million for the same period in 2002 due to the implementation of various marketing, acquisition and retention campaigns during the period. Staff costs and services expenses also increased by 12% and 24%, respectively. However, Globe Group’s total operating costs and expenses decreased by 10% during the period mainly due to the 36% drop in Cost of Sales because of lower volume of prepaid phonekits sold. Repairs and Maintenance and Other expenses also dropped by 29% and 10%, respectively.

Operating costs and expenses, for the first quarter of 2003, accounted for 62% of the total costs and expenses, compared to 69% for the same period in 2002. Total costs and expenses, in the first quarter of 2003, accounted for 64% of consolidated net operating revenues compared to 70% for the same period in 2002.

Depreciation and amortization on a consolidated basis amounted to (Peso)2,768 million in the first quarter of 2003 compared to the (Peso)2,113 million for the same period in 2002. As a percentage of net operating revenues, consolidated depreciation and amortization was 24% in for the period ended 31 March 2003 compared to 20% for the same period in 2002. The increase reflected additional depreciation charges related to various telecommunications equipment placed in service during the period. Depreciation is computed using the straight-line method over the estimated useful life of the assets. The weighted estimated useful life of all assets remains at 9.7 years.

Provisions for trade receivables amounted (Peso)193 million while recovery of provision for doubtful accounts for traffic receivables registered at (Peso)227 million. There was a recovery of provision for doubtful accounts for traffic receivables due to subsequent settlement of traffic receivables previously provided for. Other non-trade provisions amounted to (Peso)7 million for the first quarter of 2003. As a result, total recovery of provision for doubtful accounts amounted to (Peso)27 million for the first three months of 2003, versus (Peso)121 million provision during the same period in 2002.

Net Receivable Days in the first quarter of 2003 were 48 compared to 51 for the same period in 2002. Globe and Islacom maintain an allowance for doubtful accounts at a level considered adequate to provide for potential uncollectibility of its receivables. For subscriber receivables, allowance is calculated using the policy of providing full allowance for receivables from permanently disconnected subscribers. Permanent disconnections are made after a series of collection steps following non-payment by wireless subscribers. Such permanent disconnections generally occur within 90 days from statement date. Full allowance is provided for wireline residential and business subscribers with outstanding receivables that are past due by 90 and 150 days, respectively. For traffic settlement receivables, a policy of providing full allowance is adopted for net international and national traffic settlement accounts that are not settled within 10 months from transaction date and after a review of the status of settlement with other carriers. Additional provisions are made for accounts specifically identified to be doubtful of collection.

Other provisions, for the first quarter of 2003, totaled (Peso)103 million compared to (Peso)147 million in the same period in 2002. This includes provisions for inventory losses, obsolescence and market decline. Inventories and supplies are stated at the lower of cost or net realizable value, with cost determined using the moving-average method. An allowance for market decline is provided equivalent to the excess of the cost over the net realizable value of inventories. When inventories are sold, the related allowance is reversed in the same period, with the appropriate sales (revenues) and cost of sales (expenses) recognition. An allowance is also provided for obsolescence and possible losses. Full obsolescence allowance is provided when the inventory is non-moving for more than a year. A 50% allowance is provided for slow moving items. For the three months ended 31 March 2003, Globe Group recognized provisions for inventory losses, obsolescence and market decline of (Peso)27 million compared to the (Peso)3 million in the same period in 2002. Globe Group also recognized provisions for possible losses on property and equipment and other probable losses of (Peso)76 million for the three months ended 31 March 2003 compared to (Peso)144 million in the same period in 2002.

Consolidated EBITDA in the first quarter of 2003 was (Peso)6,180 million compared to (Peso)5,109 million for the same period in 2002. Consolidated EBITDA is defined as consolidated earnings before interest, taxes, depreciation and amortization expenses. Consolidated EBITDA margin for the period ended 31 March 2003 was 53% compared to 54% for the same period in 2002. EBITDA margin is computed on the basis of net service revenues.

During the first quarter of 2003, Islacom recognized a provision for its 4.25% equity investment in C2C Holdings Pte. Ltd. (hereinafter referred to as “C2C Holdings”) amounting to (Peso)716 million. The provision was made following the assessment by C2C Holdings of the estimated future cash flows expected from the continuing use of the C2C cable network asset until the end of its economic useful life. This assessment considered an independent market study that was commissioned to reevaluate the bandwidth market potential and its effect on C2C Holdings.

C2C Holdings is the holding company for the equity investments of all the cable landing parties in C2C Pte. Ltd. (hereinafter referred to as “C2C”), the company that owns the C2C cable network. Aside from Islacom’s equity stake in C2C Holdings, Globe has separately purchased capacity on the C2C cable network and has invested in a cable landing station located in Nasugbu, Batangas.

Notwithstanding Islacom’s provision against the equity investment in the holding company, Globe recognizes the long-term benefits of its purchased capacity in the C2C cable network and its investment in the cable landing station. Aside from servicing the network requirements of the fixed line businesses of both Globe and Islacom, and the data business of Globe, Globe has started benefiting from the savings on lower bandwidth costs.

The C2C cable network, which started full commercial operations in March 2002, is a private cable company with a network reaching 17,000 km that links China, Hong Kong, Japan, Singapore, South Korea, Taiwan, the Philippines and the USA.

Details of consolidated Other Income/(Expenses) for the period ended 31 March 2003 and 2002 are as follows:

	Globe Group
As of and for Quarter ended 31 March (in millions of pesos)	2003	2002	YoY change
Interest Income	200	109	83%
Interest Expense	(1,157)	(860)	35%
Capitalized Interest Expense	149	171	-13%

Net Interest Income/(Expense)	(808)	(580)	39%
Provision for impairment in value of Investments	(728)	–
Equity in net (loss) of investee companies	(3)	–
Others—net*	(246)	(290)	-15%

Sub-Total	(977)	(290)	237%

Total Other Income/(Expenses)	(1,785)	(870)	105%

*	Includes mainly swap costs and forex losses.

Globe Group posted total net interest expense of (Peso)808 million and (Peso)580 million for the first three months ended 31 March 2003 and 2002, respectively, while consolidated capitalized interest expense for the first quarter of 2003 amounted to (Peso)149 million from (Peso)171 million for the same period in 2002.

Interest and other related financing charges on borrowed funds used to finance the acquisition of property and equipment to the extent incurred during the period of installation are capitalized as part of the cost of the property. The capitalization of these borrowing costs, as part of the cost of the property, (a) commences when the expenditures and borrowing costs being incurred during the installation and related activities necessary to prepare the property for its intended use are in progress; (b) is suspended during extended periods in which active development is interrupted; and (c) ceases when substantially all the activities necessary to prepare the property for its intended use are complete. These costs are amortized using the straight-line method over the estimated useful lives of the related property.

EBIT amounted to (Peso)3,412 million in the first three months of 2003 compared to (Peso)2,996 million for the same period in 2002. For the period ended 31 March 2003, consolidated provision for current and deferred income tax amounted to (Peso)401 million or an effective income tax rate of 19% of net income before share in Islacom’s net loss before tax compared to (Peso)867 million and 32% for the same period in 2002, respectively. Globe’s first quarter provision for income tax amounted to (Peso)380 million, but income tax payable was higher at (Peso)433 million in consideration of the new Bureau of Internal Revenue (“BIR”) ruling that requires outright taxation of deferred revenue. The decrease in effective tax rate for the first quarter of 2003 is due to the availment of the three-year income tax holiday on Globe’s income from its Phase VIII expansion program registered with the Board of Investments effective 01 April 2002. Of the consolidated provision of (Peso)401 million, provision for current income tax amounted to (Peso)453 million and the balance of (Peso)52 million represents benefit from income taxes to recognize the tax consequence attributed to the differences between the financial reporting bases of assets and liabilities and their related tax bases.

Consolidated net income increased by 89% year-on-year to (Peso)2,700 million before provision against Islacom’s C2C equity investment and amounted to (Peso)2,004 million for the first quarter of 2003, after provision of (Peso)716 million related to Islacom’s C2C equity investment. Accordingly, basic and diluted earnings per common share were (Peso)13.08 and (Peso)11.03, respectively, for the first quarter of 2003. For the same period in 2002, basic and diluted earnings per share were (Peso)9.35 and (Peso)8.99, respectively. The increase in earnings per share was due to improved operating results for the first quarter of 2003. Basic earnings per share (EPS) is computed by dividing earnings applicable to common stock by the weighted average number of common shares outstanding during the period including fully-paid but unissued shares as of the end of the period after giving retroactive effect for any stock dividends, stock splits or reverse stock splits during the period. Diluted EPS is computed assuming that the stock options, rights and warrants are exercised and qualified convertible preferred shares are converted. As of 31 March 2003 and 2002, preferred shares series “A” were dilutive.

Globe Group adopted SFAS 38/IAS 38 (as revised), “Intangible Assets” effective 1 January 2003. SFAS 38/IAS 38 prescribes the accounting and disclosure for intangible assets that are not specifically dealt with in other SFAS and expenditures on advertising, training, start-up and research and development activities. As a result of the adoption, Globe Group charged its unamortized preoperating expenses as of 1 January 2003 to its beginning retained earnings. Previously, such expenses were deferred and amortized over ten years from the start of commercial operations of the related projects. The change in accounting policy has been accounted for retroactively and the comparative statements for 2002 have been restated in conformity with the benchmark treatment of a change in accounting policy. The change increased the net income both for the three months ended 31 March 2002 and 2003 by (Peso)18 million, net of related tax of (Peso)8 million, representing amortization that would have been charged for these periods. Retained earnings as of 1 January 2003 had been reduced by (Peso)242 million, net of related tax of (Peso)105 million, consisting of unamortized preoperating expenses as of adoption date. Consequently, the change also increased earnings per share both for the three months ended 31 March 2002 and 2003 by (Peso)0.12, net of related tax.

Foreign Exchange Exposure

The Peso closed at (Peso)53.604 on 31 March 2003 from (Peso)51.096 at 31 March 2002. As a result of the translation of the foreign currency-denominated assets and liabilities, Globe reported net foreign currency revaluation losses amounting to (Peso)90 million for the period ended 31 March 2003.

The foreign exchange differentials arising from the restatement of foreign-currency denominated accounts other than those relating to the liabilities or borrowed funds attributed to financing the capital projects and those covered by swap agreements are charged or credited to current operations which amounted to a gain of (Peso)45 million. Globe’s foreign exchange differentials arising from the restatement of foreign currency denominated liabilities or borrowed funds covered by swap agreements amounted to a (Peso)24 million loss for the period ended 31 March 2003. This loss was offset by the translation gains from the related currency swaps.

The consolidated foreign exchange differentials attributed to the restatement of foreign-currency denominated liabilities used to finance the acquisition and installation of Globe Group’s property consisted of foreign exchange losses amounting to (Peso)112 million for the period ended 31 March 2003. These foreign exchange differentials were added to the cost of the appropriate property and equipment accounts. As of 31 March 2003, consolidated net cumulative capitalized foreign exchange losses amounted to (Peso)4,944 million net of accumulated depreciation of (Peso)1,670 million.

Upon business combination with Islacom in 2001, Globe recorded the new cost basis for Islacom’s assets and liabilities arising from the allocation of the purchase price over the fair value of Islacom’s net assets. The balance of foreign exchange losses amounting to (Peso)3,895 million capitalized by Islacom as part of property and equipment prior to the business combination and other fair market value adjustment amounting to (Peso)434 million formed part of Globe’s new cost basis of Islacom property and equipment as of 30 June 2001. As of 31 March 2003, the net book value of the capitalized foreign exchange losses and other fair value adjustments forming part of the new cost basis of Islacom’s property and equipment amounted to (Peso)2,787 million and (Peso)280 million, respectively.

SFAS 21/IAS 21, “The Effects of Changes in Foreign Exchange Rates”, provides certain restrictions in allowing the capitalization of foreign exchange differentials. SFAS 21/IAS 21 will become effective for financial statements covering periods beginning on or after 1 January 2005. Accordingly, under these standards, Globe Group will no longer be able to capitalize foreign exchange differentials effective 1 January 2005. On such date, any remaining balance of the capitalized foreign exchange differentials will be adjusted retroactively against retained earnings and comparative financial statements will be restated.

To mitigate foreign exchange risk, Globe Group enters into short-term foreign currency forwards and long-term foreign currency swap contracts. Short-term forward contracts are used to manage Globe Group’s foreign exchange exposure related to foreign currency-denominated monetary assets and liabilities. For certain long term foreign currency-denominated loans, Globe enters into long term foreign currency swap contracts to manage its foreign exchange and interest rate exposures.

As of 31 March 2003, Globe had US$379 million in outstanding foreign currency swap agreements, some of which have option features.

Globe also has outstanding interest rate swaps, under which it effectively swaps some of its floating rate U.S. dollar-denominated loans into fixed, with semi-annual payment intervals up to August 2007. The swaps had a total outstanding notional amount of US$135 million as of 31 March 2003.

As of 31 March 2003, Globe has investments in U.S. Dollar Linked Peso Notes (“DLPN”) with face value totaling (Peso)550 million maturing in November 2003. The DLPN are issued by the Republic of the Philippines, denominated in Philippine Pesos, with coupon payments and redemption amounts adjusted for the appreciation or depreciation of the U.S. Dollar to the Philippine Peso exchange rate. As such, the instrument behaves similarly to a US$ asset. Globe sold US$11 million non-deliverable US$ forward contracts to fix the Philippine Peso cash flows from coupon and redemption of DLPNs.

Islacom has investments in U.S. Dollar Notes (“US$ Notes”) issued by various financial institutions with remaining tenors ranging from two to three months totalling US$75 million. The interest rates of the US$ Notes are based on LIBOR plus spread payable either every three months or on specified dates. An early redemption feature is provided in the US$ Notes, which are triggered by specified credit events of the reference entity, which is the Republic of the Philippines (“ROP”). The credit events include: failure to pay, obligation acceleration, repudiation/moratorium and restructuring of the ROP’s reference obligations as defined in the agreements. If a credit event occurs during the applicable period, the Issuer may redeem the US$ Notes through delivery of the ROP reference obligations or its cash settlement amount, depending on specified criteria and agreed computations. The early redemption feature triggered by specified credit events is a credit derivative of the ROP reference obligations.

Islacom has a short-term US$6 million investment, covered by a forward U.S. Dollar sell contract with the same counterparty at a contracted forward rate of (Peso)54.61 maturing in May 2003.

For disclosure purposes, the estimated unrealized mark-to-market gain on the outstanding derivatives of Globe amounted to US$17.8 million ((Peso)957 million) and the mark-to-market gain on the outstanding currency forward contract of Islacom amounted to US$70,276 ((Peso)4 million) based on mark-to-market valuation as of 31 March 2003 provided by counterparty banks. The unrealized mark-to-market gain on Globe’s non-deliverable US$ forward contract was US$55,026 ((Peso)3 million).

The total amount of U.S. Dollar debt swapped into Pesos and Peso-denominated debt accounts for approximately 49% of consolidated loans as of 31 March 2003.

Consolidated foreign currency linked revenues were 30% of total net revenues for the period ended 31 March 2003 versus 26% for the same period in 2002. Foreign currency linked revenues include those that are: (1) billed in foreign currency and settled in foreign currency, or (2) billed in Pesos at rates linked to a foreign currency tariff and settled in Pesos, (3) wireline monthly service fees and the corresponding application of the Foreign Currency Adjustment or CERA mechanism, under which Globe has the ability to pass the effects of local currency depreciation to its subscribers.

Liquidity and Capital Resources

Consolidated assets as of 31 March 2003 amounted to (Peso)142,745 million compared to (Peso)122,203 million for the same period in 2002.

As of 31 March 2003, current ratio on a consolidated basis was 1.28:1 compared to 0.83:1 for the same period in 2002. Consolidated cash level was (Peso)16,566 million at the end of the period, an increase of 107% from 7,997 million from the same period in 2002, due to the timing of disbursements from its US$200 million bond proceeds raised in April 2002. Debt to equity ratio of 1.08:1 on a consolidated basis remains well within the 2:1 debt to equity limit dictated by certain debt covenants and has marginally increased from the 1.00:1 level for the same period in 2002.

Consolidated cash flow from operations amounted to (Peso)4,447 million for the period ended 31 March 2003 from (Peso)5,118 million for the same period in 2002.

	Globe Consolidated
As of and for the Quarter ended 31 March	2003	2002	YoY change
Capital Expenditures (Cash)	4,506	4,441	1%
Project Accruals	(825)	733	213%

Total Capital Expenditures	3,681	5,174	-29%
Total Capital Expenditures/Service Revenues (%)	31	55

Consolidated cash used in investing activities amounted to (Peso)5,120 million in the first three months of the 2003 compared to (Peso)4,496 million in the same period in 2002. Consolidated cash capital expenditures in the first quarter of 2003 amounted to (Peso)4,506 million which included payments for property and equipment amounting to (Peso)825 million that have been put in operation in prior periods such that consolidated capital expenditures for the period amounted to (Peso)3,681 million.

Consolidated cash used in financing activities for the first quarter of 2003 amounted to (Peso)1,724 million compared to (Peso)378 million for the same period in 2002. Consolidated total debt as of 31 March 2003 amounted to (Peso)57,158 million of which only (Peso)6 million (US$110,000) was short term debt. Loan repayments of Globe Group for the first quarter of 2003 amounted to (Peso)3,692 million (US$69 million). The average annual principal repayment of existing consolidated debt for each of the next three years is US$148 million.

Stockholders’ equity was (Peso)52,854 million as of 31 March 2003. As of 31 March 2003, there were 151.9 million common shares and 158.5 million preferred shares issued and outstanding.

Preferred stock “Series A” has the following features:

(a)	Convertible to one common share after 10 years from issue date at the prevailing market price of the common stock less the par value of the preferred shares;

(b)	Cumulative and non-participating;

(c)	Floating rate dividend (set at MART 1 plus 2% average for a 12-month period);

(d)	Issued at (Peso)5 par;

(e)	Voting rights;

(f)	Globe has the right to redeem the preferred shares at par plus accrued dividends at any time after 5 years from date of issuance; and

(g)	Preferences as to dividend in the event of liquidation.

For the period ended 31 March 2003 and 2002, Globe declared (Peso)17 million and (Peso)20 million in dividends payable to preferred shareholders, respectively. On 27 December 2002 and 17 March 2003, Globe made partial payments of dividends totaling to (Peso)111 million to its preferred shareholders.

Consolidated Return on Average Equity (“ROE”) for the period ended 31 March 2003 stood at 15%.

Recent Developments:

Globe Group and Digitel Telecommunications, Inc. signed interconnection agreements for CMTS-to-CMTS voice traffic exchange on 6 February 2003 and on 27 March 2003 for SMS traffic exchange.

On 28 February 2003, Globe launched its Video Messaging Service. This service allows Globe Handyphone subscribers, whose handsets are enabled by Globe Video Software, to capture and send video clips via Multi Media Messaging Service (MMS). Video messaging services are currently offered at a rate of (Peso)5 per message sent.

On 21 March 2003, Globe launched its “Streaming Video” service. Subscribers may activate the streaming video service by calling Globe’s 24-hour Call-In service. Once activated, video streaming allows viewing or playing of multimedia data that is delivered as a continuous stream. Subscribers may view movie trailers, music video clips, basketball game highlights or news clips from their cellular phones. The streaming video service was free until 30 April 2003 after which a (Peso)30 fee (per video stream transaction) will be charged to the subscriber.

On 1 April 2003, the Board of Directors of Globe Group announced the declaration of a cash dividend of (Peso)14 per share for 2003. All common stockholders as of record date 21 April 2003 will be entitled to receive the dividends. Payment date was on 06 May 2003. Globe Group achieved positive free cash flow in 2002 ahead by a year of recent forecasts. On the basis of the 151.9 million shares outstanding as of 31 December 2002, the declared cash dividend will amount to a total of (Peso)2,127 million or 31% of the net income for 2002.

On 9 April 2003 Standard & Poor’s Ratings Services revised the outlook on Globe’s ‘BB’ rating to positive from stable because of the company’s continued strong operations, sustainable subscriber growth, and its improving operating efficiency and financial performance. However, on 24 April 2003, S&P had to bring back to stable its outlook on Globe’s foreign currency rating, in line with that of the foreign currency credit rating of the Republic of the Philippines which was changed from ‘BB+’ to ‘BB’.

On 22 April 2003, Moody’s Investors Service placed Globe’s senior implied and senior unsecured ratings of Ba3 on review for possible upgrade. This rating action results from improvements in Globe’s financial and regulatory risk profile. The review will focus on (1) prospective regulatory developments; (2) Globe’s ongoing capital management and deleveraging policies; (3) the relative position of various classes of debt to ensure no material subordination exists; and (4) re-investment requirements in both wireless and wireline businesses.

In the April 2003 issue of Finance Asia magazine, Globe was ranked 2nd in the “Overall Best Managed Companies” in Asia. Globe also received awards in the following categories:

•	2nd in Corporate Governance

•	2nd in Financial Management

•	4th in Best Investor Relations

In April 2003, Globe added another plan to its postpaid tariff structure. Below are the pertinent details of the plan:

• Type of Plan	: G-Match

• Monthly Service Fee	: (Peso)2,500

• Free Minutes	: 500

• Free Text	: 550

FORWARD LOOKING STATEMENTS

This report contains certain “forward-looking statements.” These forward-looking statements generally can be identified by use of statements that include words or phrases such as we “believe,” “expect,” “anticipate,” “intend,” “plan,” “foresee” or other words or phrases of similar import. Similarly, statements that describe our objectives, plans or goals also are forward-looking statements.

All forward-looking statements are, by their nature, subject to significant risks and uncertainties that could cause actual results to differ materially from those contemplated by the relevant forward-looking statement. Important factors that could cause actual results to differ materially from our expectations include, among others: general economic and business conditions in the Philippines; changes in the value of the Peso and other currency changes; changes in Philippine and international interest rates; changes in the cost of equipment that we import as part of our network expansion; increasing competition in and conditions of the Philippine telecommunications industry; our ability to grow our subscriber base for wireless services; demand for telecommunications services in the Philippines; our ability to enter into various financing arrangements; changes in laws and regulations that apply to the Philippine telecommunications industry; changes in political conditions in the Philippines; and changes in foreign exchange control regulations in the Philippines.

You should consider these factors carefully in evaluating any forward-looking statements and should not place undue reliance on any forward-looking statements. You should keep in mind that any forward-looking statement made by us in this quarterly report or elsewhere speaks only as of the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We are under no obligation to, and do not intend to, update or revise our forward-looking statements after the date hereof, whether as a result of new information, future events or otherwise.

ITEM 3.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Globe Group’s market risk is related to changes in foreign exchange rates and interest rates.

Globe Group’s foreign exchange risk results primarily from movements of the Peso against the U.S. Dollar. Globe Group’s revenues are generated in U.S. Dollars and Pesos while substantially all its capital expenditures and debt are in U.S. Dollars. The depreciation in the Peso has resulted in Globe Group’s realizing substantial foreign exchange losses, most of which has been capitalized under Philippine GAAP. The Peso closed at (Peso)53.604 on 31 March 2003 from (Peso)51.096 at 31 March 2002. As a result of the translation of the foreign currency-denominated assets and liabilities, Globe Group reported net foreign currency revaluation losses amounting to (Peso)90 million (US$1.67 million) for the period ended 31 March 2003 compared to (Peso)541 million (US$10.09 million) gain for the period ended 31 March 2002.

The foreign exchange differentials arising from the restatement of foreign-currency denominated accounts other than those relating to the liabilities/borrowed funds attributed to financing the capital projects and those covered by swap agreements are charged or credited to current operations which amounted to a gain of (Peso)45 million (US$0.84 million) for the period ended 31 March 2003. Globe’s foreign exchange differentials arising from the restatement of foreign currency denominated liabilities/borrowed funds covered by swap agreements amounted to (Peso)24 million (US$0.45 million) for the period ended 31 March 2003 and was offset by an equivalent translation gain from the related currency swaps.

The consolidated foreign exchange differentials attributed to the restatement of foreign currency denominated liabilities used to finance the acquisition and installation of Globe Group’s property consisted of foreign exchange losses amounting to (Peso)112 million (US$2.1 million) for the period ended 31 March 2003. These foreign exchange differentials were added to the cost of the appropriate property and equipment accounts. As of 31 March 2003, consolidated net cumulative capitalized foreign exchange losses amounted to (Peso)4,944 million (US$92.2 million) net of accumulated depreciation of (Peso)1,670 million.

As of 31 March 2003, Globe Group had total debt of (Peso)57 billion (US$1,066.3 million) of which (Peso)50 billion (US$925.5 million) was denominated in U.S. Dollars. US$379 million or 41% of the total U.S. Dollar debt was hedged by means of cross currency swaps. The total amount of U.S. Dollar debt swapped into Pesos and Peso-denominated debt was approximately 49% of its total debt at 31 March 2003.

A portion of Globe Group’s outstanding debt bears interest at floating rates and is subject to interest rate exposure resulting from changes in market interest rates. Globe Group has instituted a policy to use interest rate swaps to manage Globe Group’s interest rate exposure. Globe has outstanding interest rate swap agreements (new agreements with two parties were recently entered into this quarter), under which Globe effectively swaps a portion of a floating rate U.S. Dollar-denominated loan into fixed, with semi-annual payment intervals up to August 2007. The swaps have an outstanding notional amount of US$135.4 million as of 31 March 2003.

The following hypothetical example shows the impact on Globe Group’s net income under both Philippine GAAP and U.S. GAAP for the three months ended 31 March 2003 if (i) a 10% devaluation of the Peso and (ii) a 10% increase in base interest rates applicable to Globe Group’s floating rate debt:

	Three months ended 31 March, 2003
	Philippine GAAP	U.S. GAAP
10% Peso devaluation	9.6%	6.5%
10% Interest rate change	-2.1%	-2.1%

PART II—OTHER INFORMATION

ITEM 1.    LEGAL PROCEEDINGS

On 7 February 2003, AT&T and WorldCom filed a petition before the United States Federal Communications Commission (“U.S. FCC”) seeking a stop-payment order on settlements to the Philippine carriers on the ground that Philippine carriers were “whipsawing” AT&T and WorldCom into agreeing to an increase in termination rates to the Philippines. Whipsawing occurs when a foreign monopoly supplier is in a position to exercise its market power to negotiate a more favorable agreement from one US carrier and extract the same terms from other US carriers. Globe Telecom received a copy of the Order dated 10 March 2003 from the Chief, International Bureau of the U.S. FCC suspending all settlement payments of U.S. facilities-based carriers to a number of Philippine carriers, including Globe Telecom, until such time as the U.S. FCC issues a Public Notice stating otherwise.

This Order had the effect of preventing U.S. facilities-based carriers such as AT&T from paying the affected Philippine carriers for switched voice services, whether rendered before or after the date of the Order. In response, the Philippine National Telecommunications Commission (NTC) issued an Order last 12 March 2003 ordering Philippine carriers not to accept traffic from US carriers who do not pay for services rendered and to take all steps necessary to collect payment for services rendered. Globe Telecom has notified AT&T of its position and has demanded prompt payment of various sums owed by AT&T. As of 25 March 2003, Globe suspended receipt of traffic from AT&T.

On 10 April 2003, Globe filed a Petition for Review with the U.S. FCC seeking to lift the Order of the International Bureau. Proceedings on the Petition are ongoing.

Globe has, in a public statement, reassured its customers of voice services that calls to and from the United States will be completed and will not be hampered by the ongoing dispute or the stop payment order issued by the U.S. FCC. Traffic to and from the U.S. passes through a number of routes aside from direct circuits with U.S. carriers. AT&T itself has admitted in its filings before the U.S. FCC that it continues to find alternate routes for its Philippines-terminating traffic. Traffic passing through leased lines, such as those of call centers, are unaffected by the ongoing dispute which relates to termination rates for public switched voice services. Globe also reiterated in a public statement that it remains open to negotiations and commercial transactions with carriers who pay for services rendered. However, it will not accept voice traffic from carriers who are unwilling or unable to pay for voice interconnect services. As of 31 March 2003, Globe had a net traffic settlement receivables of US$8.69 million from AT&T.

Globe is an intervenor in and Islacom is a party to Civil Case No. Q-00-42221 entitled “Isla Communications Co., Inc. et. al., versus National Telecommunications Commission et. al.,” before the Regional Trial Court of Quezon City by virtue of which Globe and Islacom, together with other cellular operators, sought and obtained a preliminary injunction against the implementation of NTC Memorandum Circular No. 13-6-2000. The NTC appealed the issuance of the injunction to the Court of Appeals (“CA”). On October 25, 2001, Globe and Islacom received a copy of the decision of the CA ordering the dismissal of the case before the Regional Trial Court for lack of jurisdiction, but without prejudice to the cellular companies’ seeking relief before the NTC which the CA claims had jurisdiction over the matter. On 07 November 2001, the Companies filed a Motion for Reconsideration. Globe and Islacom received a copy of the decision on 15 February 2002. On 22 February 2002, the Company filed a Petition for Review with the Supreme Court seeking to revise the decision of the CA. In its Comment dated 17 June 2002, the NTC sought the dismissal of the Petition for Review. Globe and Islacom submitted on 23 July 2002, their Reply to the NTC’s Comment. The Supreme Court, in its resolution, denied the Petition for Review, a copy of which was received by Globe and Islacom. Subsequently, Globe and Islacom filed a Motion for Reconsideration (with Motion to Consolidate) of the Supreme Court’s resolution. In said Motion, Globe and Islacom sought the following: (1) the Petition be consolidated with the another Petition entitled “Smart Communications, Inc. et. al vs. NTC”, G.R. No. 151908, likewise pending with the Supreme Court since the two Petitions originated from the same RTC Civil Case and the same Court of Appeals case; (2) the Supreme Court resolution dated 09 September 2002 be reconsidered; and (3) Globe and Islacom’s Petition in the Supreme Court be given due course. On 17 February 2003 the Supreme Court granted the motion for reconsideration and reinstated the petition. On 15 April 2003, the Company received the Order of the Court requiring it to file its Memorandum in the case. Notwithstanding the foregoing, the decision of the CA is still not immediately final and executory and cannot be implemented as Globe and Islacom still have a number of remedies available to them. In the event, however, that Globe and Islacom are not eventually sustained in their position and NTC Memorandum Circular No. 13-6-2000 is implemented in its current form, the companies would probably incur additional costs for carrying and maintaining prepaid subscribers in its network.

ITEM 6.    EXHIBIT INDEX

Exhibit		Document

3.1	*	Amended Articles of Incorporation of Globe Telecom, Inc.

3.2	*	Amended by-laws of Globe Telecom, Inc.

4.1	*	Indenture dated as of August 6, 1999 by and between Globe Telecom, Inc. and The Bank of New York, as Trustee

4.2	*	Indenture dated as of April 4, 2002 by and between Globe Telecom, Inc. and The Bank of New York, as Trustee

4.3	*	Amended and Restated Indenture dated as of October 24, 2002 by and between Globe Telecom, Inc. and The Bank of New York as Trustee

11.1		Statement re computation of earnings per share

12.1		Statements re computation of ratios

*	Filed previously and incorporated by reference to the Registration Statement on the Form F-4 (File No.: 333-10988), the Registration Statement on Form F-4 (File No.: 333-87614) and the annual report for the year ended December 31, 2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Globe Telecom, Inc.

By: /s/ Delfin C Gonzalez

Name: Delfin C. Gonzalez

Title:   Senior Vice President and Chief Financial Officer

Date: May 15, 2003

Exhibit 11.1

Globe Telecom’s earnings per share amounts for the three months ended March 31 were computed as follows:

	Basic EPS				Diluted EPS
	2003		2002 (As restated)		2003		2002 (As restated)
	(In Thousand Pesos, except per share figures)
Net income	(Peso)	2,003,538	(Peso)	1,439,270	(Peso)	2,003,538	(Peso)	1,439,270
Less dividends on preferred shares		16,742		19,502		–		–

Net income available to common shares	(Peso)	1,986,796	(Peso)	1,419,768	(Peso)	2,003,538	(Peso)	1,439,270

Weighted average number of shares		151,905		151,901		151,905		151,901
Dilutive shares arising from:
Stock options		–		–		1		2
Convertible preferred shares—net		–		–		29,813		8,129

		151,905		151,901		181,719		160,032

Per share figures	(Peso)	13.08	(Peso)	9.35	(Peso)	11.03	(Peso)	8.99

The convertible preferred stock series “A” are dilutive as of March 31, 2003 and 2002.

Exhibit 12.1

Globe Telecom, Inc.

Computation of Ratio of Earnings to Fixed Charges

(In Million Pesos Except Ratios)

	Three Months Ended March 31,
	2003	2002 (As restated)
US GAAP:
Earnings:
Income before income tax under U.S. GAAP	2,796.2	2,275.3
Add (deduct):
Interest expense and other charges (excluding capitalized)	1,091.0	732.2
Interest component of rent expense	0.9	3.1
Dividends on preferred shares	16.7	19.5

	3,904.8	3,030.1

Fixed Charges:
Interest expense and other charges (including capitalized)	1,286.3	936.8
Interest component of rent expense	0.9	3.1
Dividends on preferred shares	16.7	19.5

	1,303.9	959.4

Ratio of Earnings to Fixed Charges	3.0	3.2
Philippine GAAP
Earnings:
Income before income tax under Philippine GAAP	2,404.3	2,306.1
Add (deduct):
Interest expense and other charges (excluding capitalized)	1,091.0	732.2
Interest component of rent expense	0.9	3.1
Dividends on preferred shares	16.7	19.5

	3,512.9	3,060.9

Fixed Charges:
Interest expense and other charges (including capitalized)	1,286.3	936.8
Interest component of rent expense	0.9	3.1
Dividends on preferred shares	16.7	19.5

	1,303.9	959.4

Ratio of Earnings to Fixed Charges	2.7	3.2